                                                                   EXHIBIT 99.1

                            [GERDAU AMERISTEEL LOGO]

      GERDAU AMERISTEEL TO PURCHASE ASSETS OF GATE CITY STEEL AND RJ REBAR

Toronto, ON, October 28, 2004 - Gerdau Ameristeel (TSX: GNA.TO, NYSE: GNA) today announced that it has entered into an agreement to purchase substantially all the assets of Gate City Steel, Inc. and RJ Rebar, Inc., headquartered in Indianapolis, Ind.

For more than 15 years, Gate City Steel and RJ Rebar have been leading suppliers in the Midwest and South for plain and epoxy-coated, fabricated concrete reinforcing steel (rebar). The seven facilities included in the acquisition are located in Indianapolis and Muncie, Ind.; Sterling and Lemont, Ill.; Birmingham, Ala (two locations); and Hamilton, Ohio. Combined the facilities have a total capacity of 160,000 tons, including 30,000 tons of epoxy-coated rebar.

Subject to satisfactory completion of regulatory reviews, the transaction is expected to close in early December. In combination with Gerdau Ameristeel's 23 reinforcing steel fabricating facilities, Gate City and RJ Rebar will provide engineering, operational, and sales talent. The locations will also expand Gerdau Ameristeel's presence in the Midwest.

Phillip E. Casey, Gerdau Ameristeel's president and chief executive officer, commented: "The solid reputation and professional resources of Gate City and RJ Rebar will enable Gerdau Ameristeel to better serve our customers across geographies. Gate City's and RJ Rebar's requirements for supplies of reinforcing steel will provide synergies with the North Star Steel mills that will become part of Gerdau Ameristeel through the pending transaction with Cargill, Incorporated. These acquisitions are very complementary and are important components of Gerdau Ameristeel's growth strategy."

ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.4 million tons of mill finished steel products. Through its vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities and 32 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. The company's products are generally sold to steel service centers, fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the New York Stock Exchange under the symbol GNA and on the Toronto Stock Exchange under the symbol GNA.TO.

FORWARD-LOOKING INFORMATION

This news release may contain forward-looking information with respect to Gerdau Ameristeel. Actual results may differ from these forward-looking statements due to numerous factors, including global competition, steel imports, market supply and demand for steel, pricing of energy and raw material inputs and other matters. These and other factors are outlined in Gerdau Ameristeel's regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained herein are made as of the date of this document, and Gerdau Ameristeel does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

FOR MORE INFORMATION PLEASE CONTACT:
Tom J. Landa
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 207-2300
tlanda@gerdauameristeel.com